UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

FINJAN HOLDINGS, INC.

(Name of Subject Company)

FINJAN HOLDINGS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

31788H105

(CUSIP Number of Class of Securities)

Philip Hartstein

President and Chief Executive Officer

Finjan Holdings, Inc.

2000 University Avenue, Suite 600

East Palo Alto, CA 94303
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jason Day
Jeff Beuche

Kara E. Tatman
Perkins Coie LLP
1900 Sixteenth Street, Suite 1400
Denver, CO 80202
(303) 291-2300

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition of Finjan Holdings, Inc., a Delaware corporation (the “Company”), by CFIP Goldfish Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a direct, wholly owned subsidiary of CFIP Goldfish Holdings LLC (“Parent”), a Delaware limited liability company, pursuant to the terms of the Agreement and Plan of Merger dated June 10, 2020 (as it may be amended from time to time, the “Merger Agreement”), among Parent, Merger Sub and the Company.

The information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on June 10, 2020 (including all exhibits attached thereto) is incorporated herein by reference.

Important Information

The offer for the outstanding common stock of the Company referred to in this document has not yet commenced.  This document is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Company’s common stock.  The solicitation and the offer to purchase shares of the Company’s common stock will only be made pursuant to an offer to purchase and related materials that Merger Sub intends to file with the Securities and Exchange Commission (the “SEC”).  At the time the tender offer is commenced, Merger Sub will file a Tender Offer Statement on Schedule TO with the SEC, and soon thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  There is no assurance that the transaction will be completed as described above or at all, or that the anticipated closing date will materialize.

Stockholders of the Company are urged to read the Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement on Schedule 14D-9, as each may be amended or supplemented from time to time, and any other relevant documents filed with the SEC carefully when they become available, before making any decision with respect to the tender offer because these documents will contain important information about the proposed transactions and the parties thereto such stockholders should consider.

The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of the Company at no expense to them. Investors may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s web site at www.sec.gov or by visiting the Company’s Investor Relations website at ir.finjan.com or by contacting the Company’s Investor Relations Department by phone at 650-282-3245 or by e-mail at investors@finjan.com.

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Forward-Looking Statements

Statements about the expected timing, completion and effects of the proposed transaction and all other statements in this document and the exhibits incorporated by reference herein, other than historical facts, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this document, the words “expect,” “believe,” “anticipate,” “goal,” “plan,” “intend,” “estimate,” “may,” “will” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof, are based on current expectations and involve a number of assumptions, known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from the information expressed or implied by these forward-looking statements. The proposed transaction may not be completed on the terms described above or at all because of a number of factors, including, but not limited to: (1) uncertainties as to the timing of the tender offer, (2) uncertainties as to how many of the Company’s stockholders will tender their stock in the offer, (3) the risk that the proposed transaction may not be completed in a timely manner or at all, (4) the possibility that competing offers or acquisition proposals for the Company will be made, (5) the possibility that any or all of the various conditions to the tender offer or merger may not be satisfied or waived, (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances that would require the Company to pay a termination fee and expense reimbursement, (7) risks related to disruption of management’s attention from the Company’s ongoing business operations due to the proposed transaction, (8) the transaction may involve unexpected costs, liabilities or delays, (9) the Company’s business may suffer as a result of the uncertainty surrounding the transaction, including the timing of the completion of the transaction, (10) the outcome of any legal proceeding relating to the transaction, (11) the Company may be adversely affected by other economic, business and/or competitive factors, and (12) other risks to completion of the transaction, including circumstances beyond the Company’ control, which may adversely affect the Company business and the price of its common stock.

Actual results may differ materially from those indicated by such forward-looking statements. In addition, the forward-looking statements represent the Company’s views as of the date on which such statements were made. The Company expressly disclaims any obligation to update or revise forward-looking information to reflect new events or circumstances. Additional factors that may affect the business or financial results of Finjan are described in the risk factors included in Finjan’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and in its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at ir.finjan.com/financial-information, as well as the Schedule 14D-9 to be filed by the Company and the Schedule TO and related offer documents to be filed by Merger Sub, and other filings the Company makes with the SEC from time to time.

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